Exhibit 8.01

Subsidiaries

Name	Jurisdiction of Incorporation	Other names under which the entity operates

1641315 Ontario Inc.	Ontario	None
1715495 Ontario Inc.	Ontario	None
AEUS LLC	Nevada	None
Agnico-Eagle (Barbados) Limited	Barbados	None
Agnico-Eagle (USA) Limited	Nevada	None
Agnico-Eagle AB	Sweden	None
Agnico-Eagle Finland Oy	Finland	None
Agnico Eagle Mexico, S.A. de C.V.	Mexico	None
Agnico-Eagle Mines Mexico Cooperatie U.A.	Netherlands	None
Agnico-Eagle Mines Sweden Cooperatie U.A.	Netherlands	None
Agnico-Eagle Sweden AB	Sweden	None
Genex Exploration Corp.	Yukon	None
Minera Agave, S.A. de C.V.	Mexico	None
Oijarvi Resources Oy	Finland	None
Penna Insurance Inc.	Barbados	None
Pequop Exploration LLC	Nevada	None
Riddarhyttan Resources AB	Sweden	None
Servicios Agnico Eagle Mexico, S.A. de C.V.	Mexico	None
Servicios Pinos Altos, S.A. de C.V.	Mexico	None
Tenedora Agnico Eagle Mexico S.A. de C.V.	Mexico	None
West Pequop Project LLC	Nevada	None